Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement File Nos. 333-151755, 333-150016, 333-150017, 333-136059, 33-41318 and 333-41198 on Form S-8 of our report, dated February 28, 2007, except for the sixth paragraph in Note 1, as to which the date is February 28, 2008, relating to our audit of the consolidated financial statements, which appears in this Annual Report on Form 10-K of CVB Financial Corp. as of December 31, 2008.
Our report on the consolidated financial statements refers to changes in 2006 in CVB Financial Corp.’s method of accounting for stock-based compensation and to the restatement for the correction of an immaterial error related to the accrual of FHLB stock dividend income and understated income tax expense.
/s/ McGladrey & Pullen, LLP
Pasadena, California
February 25, 2009